SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Press Release dated November 10, 2009 entitled “Nortel Inversora S.A. Announces Consolidated Nine-Month Period and Third Quarter Results for the Fiscal Year Ending December 31, 2009”

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

José Gustavo Pozzi

Nortel Inversora S.A.

(5411) 4 968-3630

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED NINE-MONTH PERIOD AND THIRD QUARTER

RESULTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009

Buenos Aires, Argentina, November 10 , 2009 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps. 542 million for the nine-month period of fiscal year 2009.

Nortel’s consolidated financial results for the third quarter of fiscal year 2009 are substantially identical to Telecom’s results for the same period, after accounting for minority interest and financial income and expenses at the holding- company level.

Relevant matters

On August 5, 2009, the Board of Directors of Nortel Inversora S.A. resolved to call for the Annual General Meeting of Shareholders of Common Stock and Special Meeting of Shareholders of Class A Preferred Stock for September 11, 2009. The Court of Appeals in Commercial Matters No. 2 resolved to suspend the aforementioned shareholders meeting.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

THIRD QUARTER, FISCAL YEAR ENDING DECEMBER 31, 2009

(In millions of Argentine pesos, except statistical and ratio data)

Consolidated Balance Sheet (*)

	2009	2008

Current assets	3,701	2,600
Non-current assets	7,314	7,051

Total assets	11,015	9,651
Current liabilities	4,267	4,075
Non-current liabilities	1,665	1,487

Total liabilities	5,932	5,562
Minority interests	2,352	1,900
Total shareholders’ equity	2,731	2,189

Total liabilities and shareholders’ equity	11,015	9,651

(*)	As a consequence of the application of the new rules, the comparative information for the intermediate periods of the Annual Financial Statements should be the one corresponding to the last complete fiscal year. The comparative information of the Income Statement, evolution of Shareholders’ Equity and Cash Flow Statements should be the one corresponding to the equivalent period of the previous fiscal year.

Consolidated Income Statement

	2009	2008

Net revenues	8,861	7,789
Cost of services provided administrative and selling expenses	(6,829)	(6,251)

Operating Profit	2,032	1,538
Equity gain from related companies	13
Financial results, net	(319)	(112)
Other, net	(160)	(143)
Income tax	(560)	(446)
Minority interest	(464)	(386)

Net Income	542	451

Ratios

	2009	2008
Liquidity (a)	0.87	0.64
Indebtedness (b)	1.17	1.36

(a)	Current Assets to current liabilities
(b)	Total liabilities to shareholders’ equity plus third party interests.

Franco Livini

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	November 10, 2009	By:	/S/ JOSÉ GUSTAVO POZZI
		Name:	José Gustavo Pozzi
		Title:	General Manager